SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

-----------------------------------------------------

In the Matter of
                                                CERTIFICATE
New Century Energies, Inc.
                                                     OF
File No. 70-9007
                                                NOTIFICATION
(Public Utility Holding Company
Act of 1935)

----------------------------------------------------



      This Certificate of Notification is filed by New Century Energies, Inc. ("NCE"), a Delaware corporation, pursuant to Rule 24. Such filing is made pursuant to NCE's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the orders of the Securities and Exchange Commission (the "Commission") dated August 1, 1997 (HCAR No. 26750) (the "Order") and May 14, 1998 (HCAR No. 26872) in the above-referenced file. The Order directed that NCE file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. As such, this certificate reports transactions from July 1, 1998 through September 30, 1998 (the "Third Quarter").

1.)   NCE common stock - New Issue None.

2.) NCE common stock - dividend reinvestment plan and employee benefit plans NCE issued 220,822 shares under its dividend reinvestment plan and 18,219 shares under its employee benefit plans.

3.)   Guarantees issued
      The following guarantees were issued during the Third Quarter of 1998.

Guarantor          Benefiting          Amount      Matures     Purpose
                   Subsidiary
--------------------------------------------------------------------------------
NCE                e prime, inc.       $5,000,000  8/1/99      Energy purchases
                                                               and financial
                                                               contracts
NCE                e prime, inc.       $2,000,000   8/7/99     Energy purchases
                                                               and financial
                                                               contracts
NCE                e prime, inc.       $1,000,000  Continuing  Energy purchases
NCE                e prime, inc.       $2,000,000  8/1/99      Energy purchases
                                                               and financial
                                                               contracts
NCE                e prime, inc.       $  150,000  Continuing  Energy purchases
                                                               and financial
                                                               contracts
NCE                e prime, inc.       $2,000,000  Continuing  Retail marketing
NCE                e prime, inc.       $  500,000  7/22/99     Energy purchases
                                                               and financial
                                                               contracts
NCE                e prime, inc.       $2,000,000  8/10/99     Energy purchases
                                                               and financial
                                                               contracts
NCE                e prime, inc.       $5,000,000  7/24/99     Energy purchases
                                                               and financial
                                                               contracts
NCE                e prime, inc.       $1,000,000  8/31/99     Energy purchases
                                                               and financial
                                                               contracts
NCE                e prime, inc.       $1,000,000  9/30/99     Energy purchases
                                                               and financial
                                                               contracts
NCE                e prime, inc.       $1,000,000  7/24/99     Energy purchases
                                                               and financial
                                                               contracts
NCE                e prime, inc.       $2,000,000  9/1/99      Energy purchases
                                                               and financial
                                                               contracts
NCE                e prime, inc.       $  500,000  9/1/99      Energy purchases
                                                               and financial
                                                               contracts



4.)   Short term debt issued
      NCE borrows and repays short term debt on an on-going basis. As of September 30, 1998 NCE had $32,500,000 in short term debt outstanding at a weighted average cost of 5.67% and maturities ranging from October 1, 1998 to November 2, 1998.



5.) Financings consummated by any Utility Subsidiary not exempt under Rule 52 On an on-going basis Cheyenne Light Fuel and Power Company (Cheyenne) borrows and repays short-term debt to NCE. As of September 30, 1998 Cheyenne had $13,500,000 in short-term debt outstanding at a weighted average cost of 5.77%.

6.) Financings consummated by any Nonutility Subsidiary not exempt under Rule 52

      Certain inter-company notes are issued and repaid on an on-going basis. As of September 30, 1998 the following such inter-company notes were outstanding:

                                             Amount                   Interest
Lender             Borrower                  Outstanding  Maturity    Rate
--------------------------------------------------------------------------------
NCE                e prime, inc.             $11,550,000  open        5.77%

NCE                New Century Services,     $24,950,000  open        5.77%
                   Inc.

NCE                New Century Enterprises,  $ 6,300,000  open        5.77%
                   Inc.

NCE                Natural Fuels Corporation $ 2,000,000  open        5.77%

NC Enterprises,    Planergy, Inc.            $ 2,395,350  open        5.77%
Inc.

e prime, inc.      Texas-Ohio Gas, Inc.      $ 8,550,000  open        5.77%



7.)   Forms U-6B-2 filed with the Commission
      None

8.)   Financing Entities
      None

9.)   Balance Sheets
      The consolidated balance sheet of NCE as of June 30, 1998 is incorporated by reference. Such balance sheet was filed with NCE's Form 10-Q for June 30, 1998 (file number 1-12927).

      The following balance sheets as of June 30, 1998 are attached as:
Exhibit 1   Cheyenne Light Fuel and Power Company
Exhibit 2   New Century Services
Exhibit 3   New Century Enterprises, Inc. and Subsidiaries
Exhibit 4   New Century Enterprises, Inc. - Stand Alone
Exhibit 5   Natural Fuels Corporation
Exhibit 6   e prime, inc. and subsidiaries

Exhibit 7   e prime, inc. - Stand Alone
Exhibit 8   Texas-Ohio Gas, Inc.
Exhibit 9   Planergy, Inc.

10.)  Registration Statements
      None

                                          New Century Energies, Inc.


      Dated:  December 9, 1998            By: /s/  Michael D. Pritchard
                                              -------------------------
                                          Michael D. Pritchard
                                          Assistant Treasurer

          CHEYENNE LIGHT FUEL AND POWER COMPANY           Exhibit 1
                 UNAUDITED BALANCE SHEET
                 (Thousands of Dollars)
                   September 30, 1998


                        ASSETS

 Property, plant and equipment, at cost:                                101,934
      Less:  accumulated depreciation                                   (32,209)
                                                                     ----------
        Total property, plant and equipment                              69,725
                                                                     ----------

 Investments, at cost:                                                       11
                                                                     ----------

 Current assets:
      Cash and temporary cash investments                                   257
      Accounts receivable                                                 2,621
      Accrued unbilled revenues                                             867
      Recoverable purchased gas and electric energy costs - net           2,503
      Materials and supplies, at average cost                               602
      Gas in underground storage, at cost (LIFO)                          1,072
      Prepaid expenses and other                                           (366)
                                                                     ----------
        Total current assets                                              7,556
                                                                     ----------

 Deferred charges:
      Regulatory assets                                                     486
      Unamortized debt expense                                              619
      Other                                                                 575
                                                                     ----------
        Total deferred charges                                            1,680
                                                                     ----------

      Total assets                                                       78,972
                                                                     ==========


               CAPITAL AND LIABILITIES

 Common stock                                                             3,000
 Retained earnings (deficit)                                             18,705
                                                                     ----------
      Total common equity                                                21,705
 Long-term debt                                                          29,000
                                                                     ----------
      Total capital                                                      50,705
                                                                     ----------

 Noncurrent liabilities                                                   1,124

 Current liabilities:
      Notes payable and commercial paper                                 13,500
      Accounts payable                                                    3,911
      Customers' deposits                                                   297
      Accrued taxes                                                         522
      Accrued interest                                                      322
      Current portion of accumulated deferred income taxes                  567
      Other                                                                 990
                                                                     ----------
        Total current liabilities                                        20,109
                                                                     ----------

 Deferred credits:
      Customers' advances for construction                                  803
      Unamortized investment tax credits                                  1,267
      Accumulated deferred income taxes                                   4,933
      Other                                                                  31
                                                                     ----------
        Total deferred credits                                            7,034
                                                                     ----------

      Total capital & liabilities                                        78,972
                                                                     ==========

               NEW CENTURY SERVICES                       Exhibit 2
        UNAUDITED CONSOLIDATED BALANCE SHEET
              (Thousands of Dollars)
                September 30, 1998


                        ASSETS

 Property, plant and equipment, at cost:                                   (88)
                                                                   ------------

 Current assets:
      Cash and temporary cash investments                                   691
      Accounts receivable                                                24,760
      Accrued taxes receivable                                            4,243
      Prepaid expenses and other                                         18,756
                                                                   ------------
        Total current assets                                             48,450
                                                                   ------------

 Deferred charges:                                                        (794)
                                                                   ------------

      Total assets                                                       47,568
                                                                   ============


               CAPITAL AND LIABILITIES

 Common stock                                                                 1
 Retained earnings (deficit)                                                 59
                                                                   ------------
      Total capital                                                          60
                                                                   ------------

 Noncurrent liabilities
                                                                   ------------

 Current liabilities:
      Notes payable and commercial paper                                 24,950
      Long-term debt due within one year
      Accounts payable                                                    7,222
      Other                                                               9,431
                                                                   ------------
        Total current liabilities                                        41,603
                                                                   ------------

 Deferred credits:
      Accumulated deferred income taxes                                   3,039
      Other                                                               2,866
                                                                   ------------
        Total deferred credits                                            5,905
                                                                   ------------

      Total capital & liabilities                                        47,568
                                                                   ============

       NEW CENTURY ENTERPRISES, INC. AND SUBSIDIARIES     Exhibit 3
           UNAUDITED CONSOLIDATED BALANCE SHEET
                (Thousands of Dollars)
                  September 30, 1998


                        ASSETS

 Property, plant and equipment, at cost:                                 51,814
      Less:  accumulated depreciation                                   (21,255)
                                                                     ----------
        Total property, plant and equipment                              30,559
                                                                     ----------

 Investments, at cost:
      Investment in unconsolidated subsidiaries                         301,460
      Other                                                              39,206
                                                                     ----------
        Total investments                                               340,666
                                                                     ----------

 Current assets:
      Cash and temporary cash investments                                33,777
      Accounts receivable                                                73,102
      Notes receivable from associated companies                          9,000
      Materials and supplies                                              4,335
      Prepaid expenses and other                                          8,032
                                                                     ----------
        Total current assets                                            128,246
                                                                     ----------

 Deferred charges:                                                       43,283
                                                                     ----------

      Total assets                                                      542,754
                                                                     ==========


               CAPITAL AND LIABILITIES

 Common stock                                                            45,366
 Retained earnings (deficit)                                             (6,677)
                                                                     ----------
      Total common equity                                                38,689
 Long-term debt                                                           4,036
 Notes payable to associated companies                                  417,956
                                                                     ----------
      Total capital                                                     460,681
                                                                     ----------

 Noncurrent liabilities                                                      75

 Current liabilities:
      Notes payable and commercial paper                                 13,550
      Long-term debt due within one year                                    587
      Accounts payable                                                   24,824
      Accounts payable - associated companies                             7,957
      Customers' deposits                                                   520
      Accrued taxes                                                       3,037
      Current portion of accumulated deferred income taxes                  (24)
      Other                                                              12,965
                                                                     ----------
        Total current liabilities                                        63,416
                                                                     ----------

 Deferred credits:
      Accumulated deferred income taxes                                  16,451
      Other                                                               2,131
                                                                     ----------
        Total deferred credits                                           18,582
                                                                     ----------

      Total capital & liabilities                                       542,754
                                                                     ==========

              NEW CENTURY ENTERPRISES, INC.               Exhibit 4
          UNAUDITED BALANCE SHEET - STAND ALONE
                 (Thousands of Dollars)
                   September 30, 1998


                        ASSETS

 Investments, at cost:                                                  466,406

 Current assets:
      Cash and temporary cash investments                                    20
      Accounts receivable                                                 2,439
                                                                   ------------
        Total current assets                                              2,459
                                                                   ------------

 Deferred charges                                                           153
                                                                   ------------

      Total assets                                                      469,018
                                                                   ============


               CAPITAL AND LIABILITIES

 Common stock                                                            45,366
 Retained earnings (deficit)                                             (6,677)
                                                                   ------------
      Total common equity                                                38,689
 Notes payable to associated companies                                  417,956
                                                                   ------------
      Total capital                                                     456,645
                                                                   ------------

 Current liabilities:
      Accounts payable to associated companies                           11,760
      Accrued taxes                                                         613
                                                                   ------------
        Total current liabilities                                        12,373
                                                                   ------------

      Total capital & liabilities                                       469,018
                                                                   ============

                  NATURAL FUELS                           Exhibit 5
       UNAUDITED CONSOLIDATED BALANCE SHEETS
              (Thousands of Dollars)
                September 30, 1998


                        ASSETS

 Property, plant and equipment, at cost:                                  6,007
      Less:  accumulated depreciation                                    (2,069)
                                                                   ------------
        Total property, plant and equipment                               3,938
                                                                   ------------

 Investments, at cost:                                                      496
                                                                   ------------

 Current assets:
      Cash and temporary cash investments                                   546
      Accounts receivable                                                 3,661
      Materials and supplies                                              1,619
      Prepaid expenses and other                                             41
                                                                   ------------
        Total current assets                                              5,867
                                                                   ------------

 Deferred charges:                                                         (112)
                                                                   ------------

      Total assets                                                       10,189
                                                                   ============


               CAPITAL AND LIABILITIES

 Common stock                                                            15,680
 Retained earnings (deficit)                                            (11,467)
                                                                   ------------
      Total common equity                                                 4,213
 Long-term debt                                                               3
                                                                   ------------
      Total capital                                                       4,216
                                                                   ------------

 Current liabilities:
      Notes payable and commercial paper                                  2,000
      Long-term debt due within one year                                     22
      Accounts payable                                                    2,005
      Current portion of accumulated deferred income taxes                  (24)
      Other                                                                 736
                                                                   ------------
        Total current liabilities                                         4,739
                                                                   ------------

 Deferred credits:
      Accumulated deferred income taxes                                     842
      Other                                                                 392
                                                                   ------------
        Total deferred credits                                            1,234
                                                                   ------------

      Total capital & liabilities                                        10,189
                                                                   ============


      Note that the amounts reflect August 31, 1998 balances which are included in the September 30, 1998 consolidation as Natural Fuels operates on a one month lag.

             E PRIME, INC. AND SUBSIDIARIES               Exhibit 6
          UNAUDITED CONSOLIDATED BALANCE SHEETS
                 (Thousands of Dollars)
                   September 30, 1998


                        ASSETS

 Property, plant and equipment, at cost:                                  4,595
      Less:  accumulated depreciation                                      (948)
                                                                   ------------
        Total property, plant and equipment                               3,647
                                                                   ------------

 Investments, at cost:
      Investment in unconsolidated subsidiaries                           7,860
      Other                                                                 935
                                                                   ------------
        Total investments                                                 8,795
                                                                   ------------

 Current assets:
      Cash and temporary cash investments                                 3,188
      Accounts receivable                                                31,315
      Materials and supplies                                              1,052
      Prepaid expenses and other                                            224
                                                                   ------------
        Total current assets                                             35,779
                                                                   ------------

 Deferred charges                                                        13,010
                                                                   ------------

      Total assets                                                       61,231
                                                                   ============


               CAPITAL AND LIABILITIES

 Common stock                                                            27,199
 Retained earnings (deficit)                                             (8,184)
                                                                   ------------
      Total common equity                                                19,015
 Long-term debt                                                             101
                                                                   ------------
      Total capital                                                      19,116
                                                                   ------------

 Current liabilities:
      Notes payable and commercial paper                                 11,550
      Long-term debt due within one year                                    102
      Accounts payable                                                   22,654
      Customers' deposits                                                   509
      Accrued taxes                                                         285
      Other                                                               1,361
                                                                   ------------
        Total current liabilities                                        36,461
                                                                   ------------

 Deferred credits:
      Accumulated deferred income taxes                                   5,654
                                                                   ------------
        Total deferred credits                                            5,654
                                                                   ------------

      Total capital & liabilities                                        61,231
                                                                   ============

                    E PRIME, INC.                         Exhibit 7
          UNAUDITED BALANCE SHEET - STAND ALONE
                 (Thousands of Dollars)
                   September 30, 1998


                        ASSETS

 Property, plant and equipment, at cost:                                  1,594
      Less:  accumulated depreciation                                      (543)
                                                                   ------------
        Total property, plant and equipment                               1,051
                                                                   ------------

 Investments, at cost:
      Investment in unconsolidated subsidiaries                          17,821
      Other                                                                 935
                                                                   ------------
        Total investments                                                18,756
                                                                   ------------

 Current assets:
      Cash and temporary cash investments                                 2,773
      Accounts receivable                                                19,767
      Prepaid expenses and other                                          8,762
                                                                   ------------
        Total current assets                                             31,302
                                                                   ------------

 Deferred charges                                                           229
                                                                   ------------

      Total assets                                                       51,338
                                                                   ============


               CAPITAL AND LIABILITIES

 Common stock                                                            27,199
 Retained earnings (deficit)                                             (8,184)
                                                                   ------------
      Total common equity                                                19,015
 Long-term debt                                                             101
                                                                   ------------
      Total capital                                                      19,116
                                                                   ------------

 Current liabilities:
      Notes payable and commercial paper                                 11,550
      Long-term debt due within one year                                    102
      Accounts payable                                                   20,222
      Accrued taxes                                                         193
      Other                                                                 150
                                                                   ------------
        Total current liabilities                                        32,217
                                                                   ------------

 Deferred credits                                                             5
                                                                   ------------

      Total capital & liabilities                                        51,338
                                                                   ============

                TEXAS OHIO GAS, INC.                      Exhibit 8
        UNAUDITED CONSOLIDATED BALANCE SHEETS
               (Thousands of Dollars)
                 September 30, 1998


                        ASSETS

 Property, plant and equipment, at cost:                                    894
      Less:  accumulated depreciation                                      (132)
                                                                   ------------
        Total property, plant and equipment                                 762
                                                                   ------------

 Current assets:
      Cash and temporary cash investments                                   386
      Accounts receivable                                                17,812
      Materials and supplies                                              1,052
      Prepaid expenses and other                                             12
                                                                   ------------
        Total current assets                                             19,262
                                                                   ------------

 Deferred charges                                                        12,266
                                                                   ------------

      Total assets                                                       32,290
                                                                   ============


               CAPITAL AND LIABILITIES

 Common stock                                                            11,388
 Retained earnings (deficit)                                             (6,579)
                                                                   ------------
      Total capital                                                       4,809
                                                                   ------------

 Current liabilities:
      Notes payable and commercial paper                                  8,550
      Accounts payable                                                   12,901
      Customers' deposits                                                   509
      Accrued taxes                                                          76
      Other                                                               1,211
                                                                   ------------
        Total current liabilities                                        23,247
                                                                   ------------

 Deferred credits                                                         4,234
                                                                   ------------

      Total capital & liabilities                                        32,290
                                                                   ============

                    PLANERGY                              Exhibit 9
              UNAUDITED BALANCE SHEET
               (Thousands of Dollars)
                 September 30, 1998


                        ASSETS

 Property, plant and equipment, at cost:                                  2,872
      Less:  accumulated depreciation                                      (361)
                                                                   ------------
        Total property, plant and equipment                               2,511
                                                                   ------------

 Investments, at cost:                                                      316
                                                                   ------------

 Current assets:
      Cash and temporary cash investments                                   204
      Accounts receivable                                                 1,851
      Materials and supplies, at average cost                               208
      Prepaid expenses and other                                          1,433
                                                                   ------------
        Total current assets                                              3,696
                                                                   ------------

 Deferred charges:
      Unamortized debt expense                                              162
      Other                                                              23,177
                                                                   ------------
        Total deferred charges                                           23,339
                                                                   ------------

      Total assets                                                       29,862
                                                                   ============


               CAPITAL AND LIABILITIES

 Common stock                                                            14,000
 Retained earnings (de   ficit)                                            (884)
                                                                   ------------
      Total common equity                                                13,116
 Long-term debt                                                           3,931
                                                                   ------------
      Total capital                                                      17,047
                                                                   ------------

 Current liabilities:
      Long-term debt due within one year                                    462
      Accounts payable                                                    2,890
      Other                                                               1,318
                                                                   ------------
        Total current liabilities                                         4,670
                                                                   ------------

 Deferred credits:
      Accumulated deferred income taxes                                   7,839
      Other                                                                 306
                                                                   ------------
        Total deferred credits                                            8,145
                                                                   ------------

      Total capital & liabilities                                        29,862
                                                                   ============